TIDAL ETF TRUST II N-1A/A

Exhibit 99(e)(iii)

ETF DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT, effective as of July 5, 2022, is made by and between Toroso Investments, LLC, a Delaware limited liability company (the “Adviser”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Tidal ETF Trust II (the “Trust”) have entered into an ETF distribution agreement dated as of July 5, 2022 (the “ETF Distribution Agreement”) whereby the Distributor acts as the principal underwriter of certain series of the Trust, as listed in Exhibit A to the ETF Distribution Agreement (the “Funds”).

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor.

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

1.            Compensation and Expenses. The Distributor has agreed to provide the services set forth in the ETF Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.

2.            Term and Termination.

(a)           This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the ETF Distribution Agreement, and will terminate automatically upon any termination of the ETF Distribution Agreement; provided, however, that, notwithstanding such termination of the ETF Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to the ETF Distribution Agreement for services performed through such termination date.

(b)          This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

3.            Limitation of Liability. The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement.

4.            Payment of Fees to Financial Intermediaries. Adviser acknowledges and agrees that the Distributor may, pursuant to its services in accordance with terms and conditions of the ETF Distribution Agreement, enter into, assume, or become a party to certain agreements, which require the Distributor to pay fees or make payments in excess of funds made available to the Distributor to financial intermediaries (“Fees”). Distributor shall provide the Adviser advance written notice of any such obligation to pay such Fees; and provided that Adviser provides advance written consent thereto, to the extent that the Distributor is required to pay Fees, the Adviser hereby agrees to make all such payments. Adviser hereby agrees to pay all such Fees, including the reimbursement of any costs and expenses of the applicable financial intermediary, to the Distributor at least 10 days in advance of the date on which such payments are due from Distributor to the applicable financial intermediary, or in the alternative, to pay such Fees directly to the applicable financial intermediary on or before the date on which such payments are due.

5.            Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Foreside Fund Services, LLC Attn: Legal Department Three Canal Plaza, Suite 100 Portland, ME 04101 Telephone: (207) 553-7110 Email:legal@foreside.com	Toroso Investments, LLC Attn: Dan Carlson 898 N. Broadway, Suite 2 Massapequa, NY 11758 Telephone: 844-986-7676 Ext. 703 Email: dcarlson@torosoinv.com

6.            Assignment. This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

7.            Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.

8.            Miscellaneous.

(a)           Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)          This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c)           If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d)          This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)           No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f)           Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section 5(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).

(g)          This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

TOROSO INVESTMENTS, LLC		FORESIDE FUND SERVICES, LLC

By:	/s/ Dan Carlson	By:	/s/ Teresa Cowen
Name:	Dan Carlson	Name:	Teresa Cowen
Title:	CFO	Title:	Manager/Director
Date:	7/6/2022	Date:	July 8, 2022

EXHIBIT A

ETF Distribution Agreement

EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES